Exhibit 99.1
Grab Announces Updates To Its Board of Directors
NEW YORK, October 30, 2026 -- Grab Holdings Limited (NASDAQ: GRAB, the “Company” or “Grab”), today announced an update to its board of directors (the “Board”). Effective October 31, 2026, John Rogers will retire from the Board and its Audit Committee after serving a five-year term of office, and will serve as an advisor to ensure a smooth transition. Effective December 1, 2026, Sean Sullivan, Executive Vice President and Chief Financial Officer of Acushnet Holdings Corp. (NYSE: GOLF), will join the Board and serve on its Audit Committee.
“On behalf of the Board of Directors and our management team, I want to thank John for his dedicated service and invaluable contributions to Grab as an independent director and Chair of our Audit Committee,” said Anthony Tan, Group CEO and Co-founder of Grab. “During his tenure, John’s strategic guidance has been instrumental to our continued growth. We are grateful for his leadership and wish him the very best in his future endeavors.
At the same time, we are delighted to welcome Sean to the Board and to the Audit Committee. Sean is a highly accomplished executive, bringing decades of deep financial and operational expertise from his tenure as Chief Financial Officer at prominent global consumer and media companies. His financial leadership and prior public company board experience will be a tremendous asset to Grab as we execute on our strategic priorities and continue to scale our business.”
Sean Sullivan has served as Executive Vice President and Chief Financial Officer of Acushnet Holdings Corp. (“Acushnet”) since June 2023. Before joining Acushnet, Mr. Sullivan served as Executive Vice President and Chief Financial Officer of SiriusXM Holdings, Inc., from 2020 to 2023. Prior to that, Mr. Sullivan served as Executive Vice President and Chief Financial Officer of AMC Networks, Inc. from 2011 to 2020, Chief Corporate Officer of RMH from 2010 to 2011, and Chief Financial Officer of HiT Entertainment from 2009 to 2010. From October 2016 to June 2023, Mr. Sullivan served as a member of Acushnet’s board of directors and the Chairman of its audit committee. Mr. Sullivan holds an M.B.A. from Columbia Business School and a B.B.A. in Accounting from the University of Notre Dame.
About Grab
Grab is a leading superapp in Southeast Asia, operating across the deliveries, mobility and digital financial services sectors. Serving over 900 cities in eight Southeast Asian countries – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam – Grab enables millions of people every day to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance, all through a single app. We operate supermarkets in Malaysia under Jaya Grocer and Everrise, which enables us to bring the convenience of on-demand grocery delivery to more consumers in the country. As part of our financial services offerings, we also provide digital banking services through GXS Bank in Singapore, GXBank in Malaysia and Superbank in Indonesia. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone. Grab strives to serve a triple bottom line – we aim to simultaneously deliver financial performance for our shareholders and have a positive social impact, which includes economic empowerment for millions of people in the region, while mitigating our environmental footprint.
We use our website as a means of disclosing material information about our company. Such disclosures will be included on our website in the “Investor Relations'' section or at investors.grab.com. Accordingly, investors should monitor such sections of our website, in addition to following our press releases, SEC filings, and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this document and is not incorporated by reference herein.
Forward-Looking Statements
This document contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document, including but not limited to, statements about Grab’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of Grab, and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast,” “annualized,” “annualized run-rate,” “on track” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of currency exchange fluctuations and inflation; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2025, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

For more information, visit www.grab.com.
For enquiries, please contact:
Investors: investor.relations@grab.com
Media: press@grab.com